02053033

UN
SECURITIES AND
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14662

RECEIVED AUG 30 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/01 (MM/DD/YY) AND ENDING 6/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Seidler Companies Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 South Figueros Street
(No. and Street)

Los Angeles	California	90071-3328
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul R. Beck, Senior Vice President 213 683-4607
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

350 S. Grand Avenue	Los Angeles	California	90071-3462
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 11 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Paul R. Beck and Roland Seidler, Jr., swear that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to The Seidler Companies Incorporated (the "Company"), as of June 30, 2002, and for the year then ended, are true and correct, and such financial statements and supplemental schedule will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further swear that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

MELODY D. PEPI
Commission # 1218836
Notary Public - California
Los Angeles County
My Comm. Expires May 9, 2003

Senior Vice President and CFO

Chairman of the Board

Notary Public

This report ** contains (check all applicable boxes):

Independent Auditors' Report

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows
(x) (e) Statement of Changes in Stockholder's Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
( ) (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
() (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-l and the Computation for Determination of the Reserve Requirements under Rule 15c3-3.
( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable).
(x) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report (not required).
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

* For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Deloitte & Touche LLP
Tax Services
Suite 200
350 South Grand Avenue
Los Angeles, California 90071-3462

Tel: (213) 688-0800
Fax: (213) 688-0100
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
The Seidler Companies Incorporated:

We have audited the accompanying consolidated statement of financial condition of The Seidler Companies Incorporated and subsidiary (the "Company") as of June 30, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of The Seidler Companies Incorporated and subsidiary at June 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

August 27, 2002

THE SEIDLER COMPANIES INCORPORATED

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2002

ASSETS

CASH	$ 436,244
RECEIVABLES FROM BROKERS AND DEALERS AND CLEARING ORGANIZATIONS	3,507,131
SYNDICATE AND OTHER RECEIVABLES	1,094,114
SECURITIES OWNED:	
Marketable, at market value	429,288
Not readily marketable, at estimated fair value (cost, $170,136)	123,923
EQUIPMENT, FURNITURE, AND FIXTURES, At cost, net of accumulated depreciation of $1,044,395	991,091
MEMBERSHIPS IN EXCHANGES, At cost (market value, $789,200)	30,698
OTHER ASSETS	389,144
TOTAL	$ 7,001,633

LIABILITIES AND STOCKHOLDERS' EQUITY

ACCOUNTS PAYABLE, ACCRUED EXPENSES, AND OTHER LIABILITIES	$ 1,843,214
COMMISSIONS PAYABLE	357,342
SECURITIES SOLD BUT NOT YET PURCHASED, At market value (proceeds, $24,794)	26,097
Total liabilities	2,226,653
COMMITMENTS AND CONTINGENT LIABILITIES (Note 8)	
STOCKHOLDERS' EQUITY:	
Convertible preferred stock, $100 par value; 100,000 shares authorized; issued and outstanding, 40,000 shares	$ 4,000,000
Common stock, $1.00 par value; 1,000,000 shares authorized; issued and outstanding, 292,400 shares	292,400
Additional paid-in capital	4,446,636
Accumulated deficit	(3,689,767)
Common stock in treasury, at cost, 18,515 common shares	(274,289)
Total stockholders' equity	4,774,980
TOTAL	$ 7,001,633

See accompanying notes to the consolidated statement of financial condition.

THE SEIDLER COMPANIES INCORPORATED

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION JUNE 30, 2002

1. ORGANIZATION

Founded in 1969, The Seidler Companies Incorporated (the "Company" or "TSCI") is a registered broker/dealer and a member of the New York Stock Exchange, National Association of Securities Dealers, Inc., Pacific Exchange, and Securities Investors Protection Corporation ("SIPC"). The Company operates from several strategically located western regional offices, providing comprehensive financial planning and investment services for individuals and family investors, trading and order execution for institutions, and investment banking services for corporations and municipalities. All marketable securities transactions for the accounts of the Company and its customers are cleared on a fully disclosed basis by a Wall Street correspondent, Correspondent Services Corporation ("CSC"), a wholly owned and fully guaranteed subsidiary of UBS PaineWebber Incorporated. Client accounts are fully insured, first by SIPC for amounts up to $500,000 ($100,000 cash), and additionally with supplemental insurance provided by CSC. The Company also has a wholly owned subsidiary, Constellation Advisors, which provides investment advisory services.

2. ACQUISITION

On May 23, 2002, the Company acquired certain assets of RBC Dain Rauscher Inc. a registered broker dealer. The acquisition was accounted for using the purchase method of accounting, and accordingly, the purchase price was allocated to the assets purchased based upon fair value at the date of acquisition. The excess of consideration paid over the net assets purchased was attributable to an intangible asset associated with the newly acquired client base.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 142 requires among other things, the testing of impairment of intangible assets at least annually. SFAS No. 142 also requires intangible assets with finite lives to be amortized over their useful life. As discussed in Note 3, the Company adopted SFAS No. 142 on July 1, 2001. In accordance with SFAS No. 142, the Company tested their intangible assets for impairment as of June 30, 2002; no such impairment was noted. The Company will continue to test for impairment at least annually. The intangible asset referred to above was $29,483 as of June 30, 2002.

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. All intercompany balances have been eliminated.

Securities Transactions - Securities transactions and the related commission revenues and expenses are recorded on a trade-date basis.

Securities Owned and Securities Sold But Not Yet Purchased - Marketable securities owned and securities sold but not yet purchased, primarily consisting of common stocks, are accounted for at market value, with market value based on current published market prices. Securities owned that are not readily marketable, primarily warrants, are generally recorded at the estimated fair value as determined by management. Because of the inherent uncertainty of the valuations, those estimated market values may differ from values that would have been used had a ready market for those securities existed, and the difference could be material. Investments in limited partnerships of approximately $100,000 are recorded at cost.

Equipment, Furniture, and Fixtures - Equipment, furniture, and fixtures are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Estimated useful lives range from three to seven years.

Income Taxes - Deferred income taxes are provided for temporary differences between income tax bases and financial reporting bases of the Company's assets and liabilities, utilizing currently enacted tax laws and rates in accordance with SFAS No. 109, *Accounting for Income Taxes*. Future tax benefits are recognized to the extent that the realization of such benefits is more likely than not.

Stock-Based Compensation - The Company grants stock options to its employees using the intrinsic method in accordance with the provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. Compensation expense related to employee stock options is recorded only if, on the grant date, the fair value of the underlying stock exceeds the exercise price. The Company adopted the disclosure-only requirements of SFAS No. 123, *Accounting for Stock-Based Compensation*.

Long-Lived Assets - The Company assesses the facts and circumstances to determine whether property and equipment, and intangible or other assets, may be impaired and whether an evaluation of recoverability would be performed as required under SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*. At June 30, 2002, there were no adjustments to the carrying value of the Company's long-lived assets.

Fair Value of Financial Instruments - Substantially all of the Company's financial instruments are carried at fair value. Receivables and payables are carried at cost plus accrued interest, which approximates fair value.

Use of Estimates - The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Derivative Instruments - The Company adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended, which establishes accounting and reporting standards for derivative instruments, including certain instruments embedded in other contracts, and for hedging activities. These instruments for the year ended June 30, 2002 do not have a significant impact on the net capital or financial position of the Company.

Convertible Preferred Stock - On September 18, 2001, the Company issued 40,000 shares of Series B convertible preferred stock with a value of $100 dollars per share to the majority stockholder. Dividends are paid when and as declared by the corporation. Each of the shares, at any time, at the option of the holder, may be converted into five shares of common stock, subject to adjustment pursuant to Section 3.2 of the Certificate of Designation of Preferences and Relative, Optional and Other Special Rights of Series B Convertible Preferred Stock.

Intangible Assets - On July 1, 2001, the Company adopted SFAS No. 142, *Goodwill and Other Intangible Assets*, which provides that intangible assets with a finite useful life be amortized over that life and that goodwill and intangible assets with indefinite lives not be amortized, but will rather be tested at least annually for impairment.

4. EQUIPMENT, FURNITURE, AND FIXTURES

Equipment, furniture, and fixtures consisted of the following as of June 30, 2002:

Office equipment	$ 1,237,478
Furniture and fixtures	403,247
Leasehold improvements	394,761
	2,035,486
Accumulated depreciation and amortization	(1,044,395)
Total	$ 991,091

5. STOCKHOLDERS' EQUITY

Effective July 1, 1997, the Company established The TSCI 1997 Restricted Stock Plan (the "1997 Stock Plan"), which authorized stock awards to be granted for the sale of 50,000 shares of common stock to key employees at fair value, subject to certain vesting criteria. The 1997 Stock Plan was amended April 9, 2001 to authorize issuance of an additional 50,000 shares. As of June 30, 2002, 67,177 shares were available for award and 23,050 were awarded and outstanding. Generally, the 1997 Stock Plan provides that stock awards vest over five years.

6. INCENTIVE STOCK OPTION PLANS

Also, the Company has a 1993 Incentive Stock Option Plan (the "1993 ISO Plan"), which provides for the purchase of 100,000 shares of the Company's common stock at the fair value, 110 percent of fair value or 85 percent of fair value on the date of grant, depending on various provisions in the 1993 ISO Plan. These options generally become exercisable over a five-year period from the date the options are granted and expire within 90 days to four years after the vesting date.

The following is a summary of the 1993 ISO Plan options outstanding at June 30, 2002:

	Number of Shares	Price Range	Weighted-Average Exercise Price
Outstanding, June 30, 2002	48,950	$11-$27	$ 23.76

The weighted-average remaining contractual life of the 1993 ISO Plan options was approximately two years as of June 30, 2002.

7. INCOME TAXES

The components of the net deferred income tax asset are as follows:

Deferred income tax asset:		
Reserves and allowances	$ 236,178	
Net operating loss and contribution carryforwards	1,973,556	
Accrued expenses not currently deductible	274,302	
AMT and state tax credits	53,920	
Total deferred income tax asset		$ 2,537,956
Deferred income tax liability:		
Depreciation	46,551	
State	96,495	
Other	24,298	
Total deferred income tax liability		167,344
Deferred income tax asset, net, before valuation allowance		2,370,612
Less valuation allowance		(2,370,612)
Deferred income tax asset, net, after valuation allowance		$ -

Realization of this deferred income tax asset is contingent upon future taxable earnings. At June 30, 2002, the Company had a federal net operating loss carryforward of $5,230,000 that expires on various dates through 2020, a state net operating loss carryforward of $3,030,000 that expires between 2004 and 2006, and alternative minimum tax and local business tax credits of $53,920, which have indefinite expiration periods.

8. COMMITMENTS AND CONTINGENT LIABILITIES

Underwriting Transactions - In the normal course of business, the Company enters into various underwriting commitments. In the opinion of management, the settlement of transactions relating to such commitments will have no material effect on the Company's financial position.

Securities Sold But Not Yet Purchased - In the normal course of business, the Company sells equity securities not yet purchased, which are recorded as liabilities on the statement of financial condition. The Company is exposed to the risk that a market price increase may cause the ultimate obligation for such commitments to exceed the amount recorded on the statement of financial condition.

Settlement of Securities Transactions - The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after the trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

Legal Matters - Various legal actions are pending against the Company, which relate to the Company's underwriting and advisory activities. Certain of the legal actions could involve significant amounts. In the opinion of management, after consultation with outside legal counsel, the resolution of the various lawsuits will not result in a material effect on the Company's net capital or financial position.

Line of Credit - At June 30, 2002, the Company had an available, unused line-of-credit arrangement totaling $3,000,000. The Company pays a commitment fee for this arrangement and has an interest rate of LIBOR plus 2 percent on borrowed amounts. The line-of-credit agreement expires on November 30, 2002. Advances under this credit arrangement are secured under a security agreement filed under the Uniform Commercial Code.

Leases - The Company leases office facilities and equipment under noncancelable operating leases, having terms through 2009. Aggregate minimum commitments under these leases are as follows:

Year Ending June 30,	
2003	$ 1,030,695
2004	509,073
2005	57,501
2006	40,901
2007	24,859
2008 and thereafter	1,663,030
Total	$3,326,059

9. RELATED PARTY TRANSACTIONS

At June 30, 2002, the Company had approximately $263,667 payable to the majority stockholder. The payable primarily arises from pro rata allocated income earned from a New York Stock Exchange seat jointly owned by the majority shareholder and the Company. Such payable did not accrue interest.

10. PROFIT SHARING AND PENSION PLANS

The Company has a cash option profit sharing plan ("401(k) Plan") and money purchase pension plan (collectively, the "Plans"); together the Plans cover substantially all employees. Company contributions to the 401(k) Plan are discretionary. The Company has submitted a request, but has not yet obtained a determination letter from the Internal Revenue Service stating that the Plans, as designed, are in compliance with the applicable requirements of the Internal Revenue Code (the "Code"). The plan administrator believes that the Plans are designed and currently being operated in compliance with the applicable requirements of the Code.

The Company has a Target Benefit Pension Plan (the "Plan"), which was frozen as of December 31, 1999. Substantially all employees were covered by the Plan, and Company contributions to the Plan were discretionary. The Company has received a favorable determination from the Internal Revenue Service. The Plan requires adjustments to contributions made to the Plan in the amount of $264,697 to offset a net shortfall. A dispute exists with an outside plan administrator as to the responsibility for the shortfall. In the opinion of management, the resolution will not result in a material effect on the Company's net capital or financial condition.

11. CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

12. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a Determination of Reserve Requirements for Brokers or Dealers.

* * * * * *

Deloitte & Touche LLP
Tax Services
Suite 200
350 South Grand Avenue
Los Angeles, California 90071-3462

Tel: (213) 688-0800
Fax: (213) 688-0100
www.us.deloitte.com

Deloitte & Touche

August 27, 2002

The Seidler Companies Incorporated
515 South Figueroa Street, 11th Floor
Los Angeles, California 90071

In planning and performing our audit of the financial statements of The Seidler Companies Incorporated (the "Company") for the year ended June 30, 2002 (on which we issued our report dated August 27, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 nor in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System nor in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commissions (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Commission, New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte + Touche LLP